Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

And deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: PotlatchDeltic Corporation

Subject Company: CatchMark Timber Trust, Inc.

Subject Company’s Commission File Number: 001-36239

July 27, 2022

The following is the transcript for an investor call of PotlatchDeltic Corporation (“PotlatchDeltic”), which included information regarding the proposed transaction contemplated by that certain Agreement and Plan of Merger, dated as of May 29, 2022 (the “Merger Agreement”), by and among PotlatchDeltic, Horizon Merger Sub 2022, LLC, a wholly owned subsidiary of PotlatchDeltic, CatchMark Timber Trust, Inc. and CatchMark Timber Operating Partnership, L.P.:

  Corrected Transcript

26-Jul-2022

PotlatchDeltic Corp. (PCH)

Q2 2022 Earnings Call

1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH)	Corrected Transcript
Q2 2022 Earnings Call	26-Jul-2022

CORPORATE PARTICIPANTS

Jerald W. Richards

Vice President & Chief Financial Officer, PotlatchDeltic Corp.

Eric J. Cremers

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

OTHER PARTICIPANTS

Ketan Mamtora	John P. Babcock
Analyst, BMO Capital Markets Corp.	Analyst, BofA Securities, Inc.

Kurt Yinger	Michael Roxland
Analyst, D.A. Davidson & Co.	Analyst, Truist Securities, Inc.

Mark Weintraub	George L. Staphos
Analyst, Seaport Global Securities LLC	Analyst, BofA Securities, Inc.

Paul C. Quinn
Analyst, RBC Dominion Securities, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is David, and I will be your conference operator today. At this time, I’d like to welcome everyone to the PotlatchDeltic’s Second Quarter 2022 Conference Call. Today’s conference is being recorded. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. [Operator Instructions]

I’d now like to turn the call over to Mr. Jerry Richards, Vice President and Chief Financial Officer, for opening remarks. Sir, you may proceed.

Jerald W. Richards

Vice President & Chief Financial Officer, PotlatchDeltic Corp.

Thank you, David. Good morning, everyone, and welcome to PotlatchDeltic’s second quarter 2022 earnings conference call. Joining me on the call is Eric Cremers, PotlatchDeltic’s President and Chief Executive Officer.

This call will contain forward-looking statements. Please review the warning statements in our press release, on the presentation slides, and in our filings with the SEC regarding the risks associated with these forward-looking statements. Also, please note that a reconciliation of non-GAAP measures can be found on our website at www.potlatchdeltic.com.

I’ll now turn the call over to Eric for some comments, and then I’ll review our second quarter results and our outlook.

2
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH)	Corrected Transcript
Q2 2022 Earnings Call	26-Jul-2022

Eric J. Cremers

President, Chief Executive Officer & Director, PotlatchDeltic Corp.

Thank you, Jerry. We reported second quarter total adjusted EBITDDA of $175 million after the market close yesterday. This is the second highest EBITDDA PotlatchDeltic has ever reported in a second quarter. Additionally, our quarterly EBITDDA has exceeded $100 million in seven out of the last eight quarters, and we have generated nearly $1.4 billion of EBITDDA over those eight quarters. Those financial results reflect the strength of our leverage to lumber strategy.

Speaking of lumber, Wood Products generated $107 million of adjusted EBITDDA in the second quarter. As expected, lumber prices moderated during the quarter from the extraordinarily high levels we saw in Q1 when the Random Lengths Framing Lumber Composite Price exceeded $1,300 per 1,000 board feet. The composite price has increased every week since reaching a low of $578 per 1,000 board feet in the middle of June and lumber prices are at very attractive levels. We expect lumber prices to remain well above long-term averages for the rest of the year.

We shipped 254 million board feet of lumber in the second quarter, which was 21 million feet more than we shipped in Q1. Transportation continues to be a significant challenge. For example, our Warren, Arkansas mill, which typically ships about 50% of its lumber by rail, only received 5 railcars out of 260 requested in Q2. Our Wood Products team worked miraculously to shift virtually all of Warren’s shipments to truck and they continued to go above and beyond to solve these types of issues, while maintaining their focus on working safely. Transportation challenges continue to present risks to our business.

Restarting the large-log line at our Ola, Arkansas sawmill remains a top company priority. The new sawmill equipment has been installed, which is an important milestone. We expect to wrap up the project during the third quarter and our target is to complete the startup phase by the end of the year. As a reminder, Ola’s rebuild will significantly lower cash processing costs, improve log recovery and increase production volume after it completes the start-up phase.

Our Timberlands segment generated adjusted EBITDDA of $58 million in the second quarter. Our Southern Timberlands team took advantage of favorable logging conditions to generate harvest volumes that exceeded our expectations. Idaho harvest volumes were lower this quarter due to unseasonably wet weather in June after the typical pause for spring break-up. On a positive note, the wet spring should reduce forest fire risk in Idaho this year. Saw log prices remain strong in both regions, which is notable for the South because weather was favorable and there was decent log availability.

Our Real Estate segment had another strong quarter with adjusted EBITDDA of $22 million. On the rural side of the business, we closed a Minnesota conservation sale comprised of more than 10,000 acres. This is notable because this sale effectively completes our long-term strategy to sell our Minnesota land holdings for prices well above Timberland value.

Over the course of the last 16 years, we estimate that the Minnesota land sales have created approximately $300 million of value for our shareholders. We also continue to see strong demand in the development side of our Real Estate business. Residential lot inventory in our Chenal Valley master plan community remains at rock bottom levels, and we continue to sell residential lots as fast as our team can create them. We also completed two more commercial real estate sales during the quarter for $2 million in the aggregate or nearly $700,000 per acre.

3
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH)	Corrected Transcript
Q2 2022 Earnings Call	26-Jul-2022

Turning to housing fundamentals, we believe that the long-term backdrop still remains favorable. Specifically the housing shortage estimated to be approximately 4 million units in the United States still exists. Millennials, who are the largest demographic cohort in history and who have entered their prime home buying years, still have a strong desire to own a single family residence. Existing US housing stock remains the oldest at 42 years on average in the history of the statistic. Those three examples support our belief that housing-related investment, new residential construction, as well as repair and remodel, will remain strong over the next several years.

While we remain optimistic about the future, we must acknowledge some negative factors that have moderated housing starts in recent months. We believe that the combination of more expensive homes, higher mortgage rates, and a decline in consumer confidence have pushed many potential buyers to the sidelines. Until expectations about the US economy improve, we believe housing starts will settle at modestly lower levels, perhaps around a 1.5 million annual run rate. We also expect a mix shift away from single family towards multifamily.

In the meantime, the number of housing units under construction was a record 1.7 million units in June. The elevated level of housing units under construction bodes well for lumber demand in the near-term. In addition, homebuyers and builders have levers to offset affordability issues, migration to less costly housing markets given the durability of remote work, builder concessions and smaller houses are examples of factors that may mitigate the effect of higher mortgage rates.

Shifting to repair and remodel markets, we think lumber demand will continue to be healthy in this market segment. The underlying fundamentals remain favorable and higher interest rates usually have less of an effect on repair and remodel demand than other factors. Importantly, home equity remains at record levels across the US. The job market is very strong, consumer balance sheets are in great shape and if you cannot afford to trade up to a new or existing home, remodeling is a very attractive option for homeowners. Our home center takeaway remains solid at pre-COVID levels.

Turning to the topic of growth, we’ve been very active recently. Last month, we announced a $131 million project to modernize and expand our Waldo, Arkansas, sawmill. The project will increase the mill’s annual capacity by 85 million board feet and significantly reduce cash processing costs, which we expect will result in incremental EBITDDA $25 million to $30 million per year and a 22% IRR in our base case. The existing mill will continue to operate during the project with just three weeks of downtime expected in 2024 to tie in the new equipment. Project completion is expected by the end of 2024.

Shifting to the CatchMark merger, there has been a lot of progress since we announced the transaction at the end of May. The registration statement on Form S-4 was filed July 11. The next steps are to finalize the S-4 and for CatchMark to conduct its shareholder vote. We expect the merger will close late in Q3 and we continue to be excited about the strategic and financial benefits of the transaction.

We have also been a successful bidder on three bolt-on Timberland transactions this year, aggregating $100 million in total. The first transaction closed in May, the second closed earlier this month and we anticipate closing the third transaction later this quarter. The three bolt-on transactions add approximately 46,000 acres to our ownership in Mississippi and Arkansas. Combined, this year’s bolt-on acquisitions and CatchMark, represent an increase of nearly 400,000 acres or 22% in [ph] our fee Timberlands (00:09:27). We remain committed to growing our regular dividend sustainably, increasing our stable cash flows with the CatchMark merger, and the bolt-on Timberland transactions provides the opportunity to continue doing so. We typically review the regular dividend with our board in the fourth quarter.

Given our strong results in the first half of the year, we expect to pay another special dividend this year. While the amount depends on our performance for the remainder of the year, we expect the amount will be much lower than the $4 special dividend we paid last year. We will provide updates as the year progresses and we have better line of sight.

4
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH)	Corrected Transcript
Q2 2022 Earnings Call	26-Jul-2022

Finally, on the theme of returning cash to shareholders, we repurchased $5 million of our shares recently at approximately $44 per share under our 10b5-1 plan. We plan to discuss our share repurchase strategy with our board at our next regular meeting. At the end of Q2, we had $511 million of cash on the balance sheet and liquidity of $810 million. Our leverage remains the lowest of the timber REITs and our financial strength provides a solid platform for continued growth.

Regarding environmental, social, and governance reporting, we published our third annual ESG report in May. Our team is currently working on developing a full ESG section of our website and we plan to publish a carbon and climate report in the fall. PotlatchDeltic has a strong ESG story and we are committed to do our part to mitigate climate change and continue our legacy of responsibility across the ESG spectrum.

To wrap up my comments, PotlatchDeltic remains very well-positioned to take advantage of favorable industry fundamentals, and our strong balance sheet and liquidity provide a high degree of flexibility as we seek to maximize shareholder value.

I’ll now turn it over to Jerry to discuss our second quarter results and our outlook.

Jerald W. Richards

Vice President & Chief Financial Officer, PotlatchDeltic Corp.

Thank you, Eric. Starting with page 5 of the slides, adjusted EBITDDA was $175 million in the second quarter. While the amount is lower than the $246 million of EBITDDA that we generated in the first quarter, it was the second most profitable second quarter in the company’s history. The quarter-over-quarter decline in EBITDDA was primarily due to lower lumber prices and harvest volumes. I’ll now review each of our operating segments and provide more color on our second quarter results.

Information for our Timberlands segment is displayed on slides 6 through 8. The segment’s adjusted EBITDDA decreased from $76 million in the first quarter to $58 million in the second quarter. We harvested 276,000 tons of sawlogs in the North in the second quarter compared to 385,000 tons in the first quarter. Spring breakup and unseasonably wet weather in June constrained our harvest volume in the second quarter. Because our team took advantage of favorable logging conditions in the first quarter, our year-to-date sawlog harvest volume is in line with our annual harvest plan in the North.

Northern sawlog prices were 8% higher on a per ton basis in the second quarter compared to the first quarter. The increase in sawlog prices reflects higher prices for indexed sawlogs and the effect of seasonally lighter logs. Our indexed prices reset on a one-month lag, which means the first quarter indexed prices did not include peak lumber prices in March and second quarter indexed prices did not include lower June lumber prices.

In the South, we harvested 1 million tons in the second quarter. Relatively dry conditions and solid execution by our Southern Timberlands team allowed us to take advantage of strong sawlog demand. While it’s not evident in the rounded prices on slide 8, our Southern sawlog prices were 1% higher in the second quarter compared to the first quarter. While we expect Southern yellow pine sawlog prices to moderate in the second half of the year, we remain encouraged by the recent signs of tensioning that we’ve seen in our wood baskets.

5
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH)	Corrected Transcript
Q2 2022 Earnings Call	26-Jul-2022

Moving to Wood Products on slides 9 and 10, adjusted EBITDDA was $107 million in the second quarter compared to $150 million in the first quarter. Our average lumber price realization decreased 20% from $1,075 per 1,000 board feet in the first quarter to $865 per 1,000 board feet in the second quarter. By comparison, the Random Lengths Framing Lumber Composite Price was 33% lower in the second quarter than in the first quarter. As a reminder, the lag we experienced between booking and shipping orders is not captured by the composite, which is closer to a real-time indication of price.

Our lumber prices declined each month during the quarter. Our average lumber price realizations per 1,000 board feet were $1,050 in April, $895 in May, and $690 in June. Lumber shipments increased 21 million board feet from 233 million board feet in the first quarter to 254 million board feet in the second quarter. As Eric mentioned, our team worked hard to mitigate the effect of transportation issues to achieve that result.

Shifting to Real Estate on slides 11 and 12, the segment’s adjusted EBITDDA was $22 million in the second quarter compared to $30 million in the first quarter. EBITDDA generated by rural sales declined sequentially due to the mix and timing of transactions. For example, second quarter results included a 10,700-acre Minnesota Conservation transaction of just over $800 per acre, while the first quarter included the sale of 1,700 acres for $7,500 per acre for a commercial solar farm. In our Chenal Valley master planned community in Little Rock, Arkansas residential lot sales remained strong and we closed the sale of two commercial real estate lots for an average price of nearly $700,000 per acre in the second quarter.

Turning to financial items which are summarized on slide 13, our total liquidity increased to $810 million. This amount includes $511 million of cash as well as availability on our undrawn revolver. We plan to refinance the $40 million of debt scheduled to mature in December of 2022. We’ve locked the refinance rate at 2.35% net of patronage, which will reduce our annual interest expense approximately $500,000.

CatchMark had debt of $300 million at the end of March. We plan to use about half of our forward starting interest rate swaps to refinance $277.5 million of CatchMark’s debt at a fixed rate of approximately 2.5%. We plan to pay off the remaining $22.5 million of CatchMark’s debt at closing. We repurchased 103,000 shares for $5 million at the end of June and in early July under our 10b5-1 plan. Note that we have largely been precluded from discretionary share repurchases since our first quarter earnings call due mostly to merger discussions with CatchMark.

We are required to suspend our 10b5-1 plan once our Registration Statement is declared effective. We remain committed to repurchase our shares at attractive prices and we look forward to increased flexibility after we close the CatchMark merger. We expect to pay another special dividend in December. While the actual amount is dependent on our financial performance for the rest of the year, we believe that this year’s special dividend will be much lower than the $4 per share we paid in 2021.

Capital expenditures were $31 million in the second quarter. That amount includes Real Estate development expenditures, which are included in cash from operations in our cash flow statement and it excludes timberland acquisitions. As Eric mentioned, we were the successful bidders on three bolt-on timberland acquisitions in Mississippi and Arkansas for $101 million in the aggregate. We used cash of $40 million to close the first transaction in May. We either have used or planned to use cash of $61 million to close the other two transactions in the third quarter.

I will now provide some high-level outlook comments. The details are presented on slide 14. We expect to harvest 1.7 million to 1.9 million tons in our Timberlands segment in the third quarter. Harvest volumes in the North are planned to be at their seasonal peak as the third quarter typically has the best logging conditions of any quarter during the year. We expect Northern sawlog prices to decline significantly in the third quarter due to lower prices for indexed and cedar sawlogs.

6
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH)	Corrected Transcript
Q2 2022 Earnings Call	26-Jul-2022

In the South, we expect harvest volumes to be seasonally higher and sawlog prices to be flat compared to the second quarter. We plan to ship 250 million to 265 million board feet of lumber in the third quarter. This assumes our team continues to successfully work through a myriad of the transportation challenges that we and the rest of the industry face.

Our average lumber price thus far in the second quarter is approximately $290 lower than our second quarter average lumber price. This is based on approximately 100 million board feet of lumber. Our lumber spot price is also approximately $290 lower than our second quarter average lumber price. As a reminder, a $10 per 1,000 board foot change in lumber price equals approximately $12 million of consolidated EBITDDA for us on an annual basis.

Shifting to Real Estate, we expect to sell approximately 3,000 acres of rural land and approximately 45 Chenal Valley residential lots in the third quarter. Additional Real Estate details are provided on the slide.

Our total capital expenditures are planned to be in the range of $85 million to $90 million in 2022, excluding acquisitions. That estimate includes approximately $15 million to rebuild Ola, which we expect will be reimbursed by insurance. The estimate also includes a $12 million deposit for the Waldo modernization and expansion project that we announced last month. For modeling purposes, our quarterly Wood Products depreciation will increase approximately $3 million per quarter starting with the third quarter. That’s because depreciation is being accelerated on Waldo assets that are being replaced in the modernization and expansion project.

Overall, we anticipate our total adjusted EBITDDA will be lower in the third quarter. This is based on expectations for lower lumber and indexed sawlog prices and lower Real Estate activity. Having said that, we remain confident that industry fundamentals will continue to be positive and lumber prices remain at very attractive levels. We’re well-positioned to continue growing shareholder value over the long-term.

So, David, that concludes our prepared remarks. I’d now like to open the call up to Q&A.

7
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH)	Corrected Transcript
Q2 2022 Earnings Call	26-Jul-2022

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] We will take our first question from Ketan Mamtora with BMO Capital Markets. Your line is open.

Ketan Mamtora Analyst, BMO Capital Markets Corp.	Q

Thank you. Hi, Jerry. Hi, Eric.

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Good morning.

Ketan Mamtora Analyst, BMO Capital Markets Corp.	Q

First question, just maybe on the third quarter, you talked about Northern sawlog prices to decline significantly. Jerry, is there a way to think about the magnitude of drop, given the volatility in lumber prices that we’ve seen?

Jerald W. Richards Vice President & Chief Financial Officer, PotlatchDeltic Corp.	A

Yeah. You bet, Ketan, and certainly, that’s a key factor that’s driving Q3 results. But when you think about we – our sawlog prices actually went up in Idaho in Q2 versus Q1. So, we’re starting at a really high level in Q2 when you think about what’s happened to lumber prices since that time. And obviously, we have the composite went down 33% Q2 versus Q1. So, something in probably the 35% to 40% range feels right in terms of where indexed sawlog prices are going to go for us in Q3.

Ketan Mamtora Analyst, BMO Capital Markets Corp.	Q

Understood. That’s helpful. And then, can you talk a little bit about the three bolt-on transactions that you are doing right now, maybe any color on the kind of parcels you are buying, whether this was kind of a competitive bid?

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Yeah. So, Ketan, this is Eric. So, yeah, as you easily noticed, as we mentioned in our prepared remarks, we are in the process of acquiring three bolt-on deals, they total about 46,000 acres, really right in our backyard, frankly in Mississippi and in Arkansas. Total purchase price for the three is about just a little over $100 million at $101 million, all told, it’s about $2,200 per acre and I’ll talk about all three deals combined. On average, they were 20 years old. They were done at around a 5% discount rate, real discount rate. The stocking level was relatively high at little over 70 tons per acre. Typical in the South might be 40 to 50, so 70 is pretty good.

It’s got a relatively high site index, 71, which is higher than our Southern average of around 66 or so. It’s going to generate, all told, about $7 million of incremental EBITDDA. It’s going to add about 200,000 to 250,000 tons per year to our harvest plan. And the way we think about it is we spend $101 million and we’re going to pick up $7

8
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH)	Corrected Transcript
Q2 2022 Earnings Call	26-Jul-2022

million of EBITDDA, and that’s the average over the next 10 years. So, all told, these deals were done at about a 14 multiple. So, I look at other comparable timberland transactions, I look at where publicly traded Timberland REITs trade at, which is typically up in the 20, 21 times kind of range, and I feel really good about these three deals. We’re excited about all three of them. Does that answer your question?

Ketan Mamtora Analyst, BMO Capital Markets Corp.	Q

It does. Very helpful color, really appreciate it, and I’ll jump back in the queue. Thank you.

Operator: Next, we’ll go to Kurt Yinger with D.A. Davidson. Your line is open.

Kurt Yinger Analyst, D.A. Davidson & Co.	Q

Great. Thanks, and good morning, Eric and Jerry.

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Good morning.

Kurt Yinger Analyst, D.A. Davidson & Co.	Q

Just looking at Southern harvest levels going forward, I mean, it looks like this year, you’re expecting to come in around 4.3 million tons. Next year, I suspect with Ola back online, that should be a positive. And then, you just talked about the recent deals you’ve done and we have the numbers for CatchMark. And I guess, assuming that deal closes, is it reasonable to think that Southern harvest levels could be, I guess, comfortably north of kind of 6 million tons potentially next year?

Jerald W. Richards Vice President & Chief Financial Officer, PotlatchDeltic Corp.	A

Yeah. I’ll jump in on that one, Kurt, and that’s kind of in the right ZIP Code, because we guided when we announced the CatchMark merger that our harvest, sustainable harvest there was between 1.6 million, 1.8 million ton per year range. And then, as you noted, there has been some nice other incremental harvest opportunities as well. So, that’s probably in the ZIP Code. We actually will come back on our third quarter earnings call and provide some more specific color about CatchMark. And then, when we have our fourth quarter call, that’s when we’ll kind of set expectations for 2023 after we go through our budgeting process.

Kurt Yinger Analyst, D.A. Davidson & Co.	Q

Okay. All right. That’s fair. And then, you talked about, I guess, volumes to kind of the home center channel being still above pre-pandemic levels. But I guess, could you just talk about how order trends, I guess, the cadence of those over the quarter and what you’re seeing here in early July, and just what you’re seeing also in terms of channel inventory levels and how that squares with your view of underlying demand and current pricing dynamics.

9
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH)	Corrected Transcript
Q2 2022 Earnings Call	26-Jul-2022

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Yeah, Kurt. So, on the home center front, we did referenced takeaway being comparable to pre-COVID levels. Solid takeaway, there’s been no real drop off in demand. I suspect that the rolling over of lumber prices is kind of stimulating demand in R&R segment, if you will. DIY might be a little on the soft side, but the pro contractor segment is still very, very solid. So, our home center business is very good right now.

So, on the other side, we don’t sell directly to homebuilders. There’s clearly going to be a pullback here in housing starts. We don’t think there’s going to be a significant drop off. There may be a pause here with these mortgage rates, they ran up, and – but you look at what’s happening here lately, they’re kind of taking a pause here. They’re even pulling back. I saw the 10-year Treasury was at 2.7 this morning. So, we expect mortgage rates to roll over here a little bit, and as we get into next year, we think demand is going to come back. Inventory throughout distribution channels remains at just rock bottom levels. We’ve got order files that stretch out a couple weeks. So, it’s not like business has completely collapsed. There’s still really good takeaway in our lumber business.

Kurt Yinger Analyst, D.A. Davidson & Co.	Q

Got it. Okay. That’s helpful color. And then, just for my last one, Jerry, I think you made the comment on the expectation that Southern sawlog prices could moderate over the balance of the year. Can you maybe just expand on that? What’s kind of, I guess, the driver of that thinking?

Jerald W. Richards Vice President & Chief Financial Officer, PotlatchDeltic Corp.	A

Yeah. Good question, Kurt, and you did hear me correctly that we do expect Southern pine sawlog prices to moderate a bit in the back half, and the other key point is sawlog pricing we expect to be flat Q3 over Q2. So, when you dig into that and to provide some more color, we have a seasonal increase in hardwood logs in Q3. So, that’s probably – by itself is probably has an effect of a positive 5% on that sawlog price increase, which means to get a flat, you need a 5% decrease in Southern yellow pine sawlog pricing.

And when you think about that 5% negative, it’s about half of is mix, think size mix, heavier mix of chip and saw which sells for a lower per ton price. And probably the other half is just due to it’s a seasonally strong harvest window in the South, like you see with our harvest volumes that are expected to peak in the South in Q3, there’s just more logs available. But when you look through it long-term, we’re still very optimistic about continued tensioning. And when you step back, we’ve seen Southern sawlog pricing increase about 3% to 4% two years in a row now and we continue to see positive signs of tensioning. So, we continue to be very optimistic and as capacity continues to come into the South, we think that’s only going to continue to become a more positive part of our story.

Kurt Yinger Analyst, D.A. Davidson & Co.	Q

Right. Okay. That makes sense. Well, I appreciate all the color and I’ll turn it over.

Operator: Next, we’ll go to Mark Weintraub with Seaport Research Partners. Your line is now open.

Mark Weintraub Analyst, Seaport Global Securities LLC	Q

Thank you. Curious on the bolt-on transactions, they are in – it seems they’re in wood baskets where you are already present. Are there much in the way of synergies or anything that you bring along that made these transactions especially good for you versus others in curiosity?

11
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH)	Corrected Transcript
Q2 2022 Earnings Call	26-Jul-2022

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Well, they are in our backyard, Mark, and we’ll use our existing staff to manage these properties. We’ll use contractors we have strong relationships with. We’ll be selling to customers that we’ve got strong relationships with. I just look at – most of this acreage was in Mississippi, 39,000 acres were in Mississippi, and you look at the mill expansions taking place there, whether it’s Beaver, Mission Forest Products, Tolko, Hankins, I mean there’s an endless list of mill expansions taking place in that market area, and eventually that increased demand is going to translate to higher log prices. So, just we were the logical buyer for these three properties as they were literally right in our backyard.

Mark Weintraub Analyst, Seaport Global Securities LLC	Q

And then, talking about log prices, as you noted, they’re going to be going down in Idaho. How does that run through your lumber business? So, as we’re thinking about the third quarter, you’ve sort of given us a sense of at least where average prices have averaged and where they are currently. What’s likely to happen to your lumber costs as we look 3Q versus 2Q?

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Well, there will be a benefit to the sawmills from lower log prices, of course, and that’s especially true in Idaho, where the log prices are indexed back to lumber. Also, we’ve to take into consideration the timing effects, but, all told, our St. Mary’s mill is probably going to benefit – I don’t know, $1 million, $2 million perhaps due to the declining log prices. So, there will be a benefit to the lumber side of the equation.

Mark Weintraub Analyst, Seaport Global Securities LLC	Q

Okay. Super. Thanks very much.

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Thanks.

Operator: Next, we’ll go to Paul Quinn with RBC Capital Markets. Your line is now open.

Paul C. Quinn Analyst, RBC Dominion Securities, Inc.	Q

Yeah. Thanks very much. Good morning, guys. Just on the Ola restart, what’s the production pick-up that we can expect in 2023 and is there additional volume that you may be able to get in 2024 as well?

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Yeah, Paul. So, this year, we expect to get around – right around 50 million board feet out of Ola. So, recall, this small log line is running today at about a 30 million foot production level per year. And then, we expect to get some volume in Q4 out of a large logline when it starts out. So, all told, we get about 50 million feet this year. When the large log line is fully up and running, which we hope to have accomplished by the end of the year, that large log line will run at about 150 million feet per year run rate. So, we could expect to see a step up of 100 million feet next year versus this year.

11
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH)	Corrected Transcript
Q2 2022 Earnings Call	26-Jul-2022

Beyond that, we’re always looking at each of our mills looking for pieces of equipment that we can modify to improve production volumes. And I don’t expect it to happen at the Ola mill, just because we’ve really thought through every step of the production process with this rebuild. But certainly, we’ll have projects at other mills that will allow us to increase production volumes.

Paul C. Quinn Analyst, RBC Dominion Securities, Inc.	Q

Okay. So, once you start up the large log line, you’re shutting down the smaller log line?

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

That’s correct.

Paul C. Quinn Analyst, RBC Dominion Securities, Inc.	Q

Okay. And then, just the economics of that $22 million to $35 million EBITDDA incremental line for Waldo, what are you using on lumber pricing assumption for that?

Jerald W. Richards Vice President & Chief Financial Officer, PotlatchDeltic Corp.	A

Yeah. So, Paul, as is typically our case, we use a seven-year average, and coincidentally, it pencils out at around $500 per 1,000 board feet, which when you think about that, we’re optimistic that lumber prices stay at a relatively high level, and as it turns out, that’s probably at the lower end of the range of lumber prices that we see going forward.

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Yeah. I mean, we haven’t really talked about it on this call, Paul, but B.C. has got a pretty high cost structure right now, up in the $550, $600 kind of range, and we think that high cost structure up in B.C., which is, of course, 15% in North American lumber production, that should provide a nice floor on pricing.

Paul C. Quinn Analyst, RBC Dominion Securities, Inc.	Q

Yeah. No, I agree. And B.C. is well over $600 right now [indiscernible] (00:33:31). In terms of Waldo, what’s the $131 million? What are you doing with the mill?

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Oh, gosh. There is very few parts of the mill that we’re not going to be touching. We’ll have a new kiln, we’ll have a new primary breakdown system, new planer, log yard is going to be improved, I mean, virtually every part of the production process is going to be impacted.

12
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH)	Corrected Transcript
Q2 2022 Earnings Call	26-Jul-2022

Paul C. Quinn Analyst, RBC Dominion Securities, Inc.	Q

Okay. And then, just on these three acquisitions that you’ve done, that multiple seems pretty low at 14.5 times, much competition in the area for these timberland pieces.

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Well, I would – it’s like any region, there’s – you’ve got the TMOs that are in the area and you’ve got other timber reefs in the area. I’d like to say that we’re particularly good at buying timberland, but timber is a very, very, very efficient market, as you well know. So, I don’t – I suspect maybe these are not markets, like we’re picking up with CatchMark that are in really super tight wood baskets, where there’s a ton of pricing tension.

These are markets where it’s going to take a little while for their – for that tension concept to really play out. So, it may not have attracted as much attention as the acreage over in say, Georgia or the Carolinas, but it’s great timberland and the log prices are probably the cheapest in the South in these markets, but they’re poised to go higher with incremental capacity going in the region.

So it’s a question of, do you want the attention immediately or are you willing to let it happen in a year or two down the road after capacity goes in place? So I would guess that’s probably what’s behind a little bit less competitive bidding for these markets.

Paul C. Quinn Analyst, RBC Dominion Securities, Inc.	Q

Okay. That’s helpful. Hey, good luck, guys. Thanks.

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Thanks.

Jerald W. Richards Vice President & Chief Financial Officer, PotlatchDeltic Corp.	A

Thanks.

Operator: We’ll next go to John Babcock with Bank of America. Your line is open.

John P. Babcock Analyst, BofA Securities, Inc.	Q

All right. Thanks for taking my questions. Just quickly on the CatchMark deal, could you just talk about the key milestones we should be mindful there? Also, I do remember you guys are targeting the second half close there, just wondering if there’s any update?

Jerald W. Richards Vice President & Chief Financial Officer, PotlatchDeltic Corp.	A

13
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH)	Corrected Transcript
Q2 2022 Earnings Call	26-Jul-2022

Yeah. John, so the key milestones, I mean, it really comes down to finalizing the registration statement on S-4 as well as the CatchMark shareholder vote. And I’d say we’re really pleased with the progress, as Eric said in his comments, prepared comments. And we think we’re on track to close late in Q3.

John P. Babcock Analyst, BofA Securities, Inc.	Q

Yeah. Thank you. And then also, if you could just talk about your housing outlook and ultimately what’s driving that? I mean, it sounds like you’re looking for around kind of [ph] 1.5 million (00:36:16) starts with perhaps over the balance of the year, a little bit more growth on the multifamily, the single-family side. Overall, just how are you thinking about that? I mean, is that more consensus driven? Are you – you’re kind of baking in your own expectations into that?

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Yeah. John, so given the sharp increase in interest rates that we’ve seen here recently, we have lowered our near-term outlook. Basically I think this year we will come in at [indiscernible] (00:36:44) something like that. Next year, we’re kind of looking at similar kind of a [ph] 1.5 million (00:36:49) kind of a number. So a little bit of softness here next year.

But once we get past this tightening cycle, we still envision starts getting back up to the [ph] 1.8 million (00:36:57) level and that could be by 2024, given all the pent-up demand that there is for housing. When you think about it, what’s driving starts these days is relatively scarce inventory. In millennial age cohorts at high levels, strong home prices, you got this work-from-home trend, consumer balance sheets are in great shape, you got – still got a strong job market. The US is under built by 4 million to 6 million units.

You’ve got all these different factors that they really have not gone away. I think there’s just a pause in terms of when people will pull the trigger to buy their house. And we’ve seen so much volatility of mortgage rates. They’ve just shot up overnight from the 2.5%, 3% levels up over 6%. And now they’re starting to moderate a little bit. You’ve also seen mortgage rates really blow out relative to the 10-year treasury. We think that gap could tighten.

So I think there’s reason to believe here the Fed is going to be aggressive trying to control inflation in the short-term, but I’m now starting to read things that say there may be cuts from the Fed come early next year due to economic weakness. So we have taken our near-term housing starts down, but [indiscernible] (00:38:13) 2024, we think they’re right back up again.

John P. Babcock Analyst, BofA Securities, Inc.	Q

Okay. And just with the rising mortgage rates, are you seeing any notable changes in behavior among your different buyers and throughout the broader channels for lumber?

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Well, I would say, no because we don’t sell directly to homebuilders. We sell to home centers, and we send to dealers basically. And those dealers turn around and they could be selling it to – for R&R projects, they could be selling it for new home construction. We can’t really – we can’t really track it. But what I would tell you is what we do have really good line of sight to is the home centers and the home centers right now we’ve got solid takeaway.

14
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH)	Corrected Transcript
Q2 2022 Earnings Call	26-Jul-2022

We have not seen any hiccups there. And the rest of the business, there’s still solid takeaway. Our order files are at two weeks, which is probably typical for us.

So it continues to be a solid take away. And I think that goes back to something we said in our opening remarks, which is that there’s a lot of homes that are being constructed right now. The homebuilders have really strong order backlogs going into 2022, and they’re now in the process of completing those homes. So hence the need for lumber and takeaway. And that’s what we’re seeing in our business.

John P. Babcock Analyst, BofA Securities, Inc.	Q

Okay. And then just one last quick question, it does look like corporate, you’re guiding to be up a little bit in the back half. What’s kind of driving that? I know it’s not significant, but just wanted to get some clarity there.

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Yeah. So what – so when you look at corporate certainly was up in Q2 as well, John. And what’s happened is with our strong performance, we’ve increased the accrual rate on our annual bonus much like we did last year. So that’s really the sole factor here as to why you see corporate bump up a little bit.

John P. Babcock Analyst, BofA Securities, Inc.	Q

Okay. Thank you.

Operator: Next we’ll go to Mike Roxland with Truist. Your line is open.

Michael Roxland Analyst, Truist Securities, Inc.	Q

Thanks very much. Congrats, Eric and Jerry on a good quarter.

Jerald W. Richards Vice President & Chief Financial Officer, PotlatchDeltic Corp.	A

Thank you.

Michael Roxland Analyst, Truist Securities, Inc.	Q

One quick question. I just had – you mentioned the special dividend. Wondering why you called out that the special dividend potentially could be a lot lower this year relative to last year if you’re comfortable with the whole housing dynamic, and if you don’t really think housing starts are going to fall that much? And given the fact that you also have pretty strong liquidity.

...

Jerald W. Richards Vice President & Chief Financial Officer, PotlatchDeltic Corp.	A

Yeah. That’s a great question, Mike. And I think it’s helpful to start with why did we pay the special dividend last year. And really it was largely driven by the excess cash we were generating both in the REIT with indexed log prices, but more so in our lumber business with cash it was generating. And as it turns out, who would have thought, but there actually is a cap on how much cash we can hold in the company. So we had to hit the release valve, if you will, and distribute cash in a form of a special dividend last year. So we would prefer to buy shares, to be honest with you, especially today with where the stock price is at then paying cash out in a special dividend, to be honest.

15
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH)	Corrected Transcript
Q2 2022 Earnings Call	26-Jul-2022

So the components last year were excess REIT taxable income over the regular dividend. Again, it was a release valve for the Wood Products cash had generated. And importantly, about 40% of that special dividend was actually discretionary. And it’s important to focus on that component as well. So what’s changed? One, Idaho log prices are lower this year, year-on-year. So there’s less [ph] REIT taxable income (00:41:34). That would be one factor.

Number two, our regular dividend payout has increased this year versus last year. And really what that does is it converts what might have been a special dividend, a component of that to the regular dividend this year. And then last but not least, as I mentioned, buying shares at the current price is certainly much more attractive than including a discretionary component in the special dividend.

And as Eric has talked about with bolt-ons and investing in Waldo, we have some great other uses of cash this year as we think about our strong liquidity. So significant amount of growth here recently. We look forward to pulling the right levers to continue growing shareholder value. And with the strong liquidity, we just think there’s better options than putting a discretionary component in that special dividend in the share.

Michael Roxland Analyst, Truist Securities, Inc.	Q

Yeah. Got you, Jerry. Thank you for the color. Just one quick follow-up there. Would it be fair to say then that with respect to share repurchases [ph] that the stock hangs (00:42:30) around these levels, that we should see maybe more aggressive share repurchases in the back half?

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Well, I think as Jerry mentioned, we’re basically going to be [ph] bought out of the market (00:42:42) here when this registration statement goes effective here pretty soon. So it’s hard to say how this is going to play out. We are going to revisit our estimated NAV discussion with our board, and that’s really what drives our share repurchase strategy at an upcoming board meeting. So I don’t want to get in front of the board on this one.

Michael Roxland Analyst, Truist Securities, Inc.	Q

Got it. And then – appreciate it. Just one – and one last question. Just can you help us frame how you’re thinking about harvest in a slowing housing demand environment? I know your forecast is for a mild decline, but assuming that it’s even more than that, and I’m trying to relate this to what happened during the Great Recession. Not saying we’re going to head there, but what I’m trying to get at is during the Great Recession, the industry deferred obviously a significant amount of harvest.

If I recall correctly [indiscernible] (00:43:26) even deferred harvest by about 500,000 tons in late 2009, 2010. Now again, I’m not saying we’re headed there, but how would you deal with a more aggressive slowing housing market with respect to harvest deferrals, particularly given the fact that in the US south, you really haven’t overcome the access to inventory that’s down there.

16
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH)	Corrected Transcript
Q2 2022 Earnings Call	26-Jul-2022

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Yeah. That’s a really good question. I think this cycle is going to be a lot different than the last cycle. And the reason why is, the last cycle we had, lumber prices got so low it was below variable cash cost for mills. So at some point you really do need to throttle back production, curtail whatever it takes to save cash.

In this cycle, we think the production cuts that come due to lower lumber demand, due to lower housing starts, those production cuts are going to happen up in Canada, and they’re going to happen up in British Columbia that’s got this crazy high cost structure. That’s one place where the cuts are going to come. The other place that’s going to come probably is lower imports from Europe.

If you look at the data, so we’re getting roughly 2 billion board feet of lumber per year right now from European exports. Really that was – where do those exports come from? They’re driven by the Spruce beetle epidemic that hit Central Europe, number one. And number two, the incredibly high prices that we had here in the US attracted European exports. But if you look at the 10 years prior to when this Spruce beetle hit and when lumber prices ran up here in the US, there were virtually no European exports of lumber to the US. So as these prices moderate, I think that European exports are going to moderate as well.

So getting back to your question of what’s going to happen to log demand in the South, I think there’s going to be plenty of margin for mills to keep running as hard as they can in the South, which any time you’ve got favorable margin, you’re going to run your mills as hard as you can. So I don’t see a risk to our harvest volumes in the South at all from this.

Michael Roxland Analyst, Truist Securities, Inc.	Q

Got it. I’ll jump back in the queue. Good luck in the quarter.

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Thanks Mike.

Operator: And then next we’ll go to George Staphos with Bank of America. Your line is now open.

George L. Staphos Analyst, BofA Securities, Inc.	Q

Hi, guys. Good afternoon. Good day. And sorry for the double teaming here, but I want to pick up on that question that Mike asked you. So, recognizing that these markets are regional right, and there isn’t one monolithic southern market, when do you expect growth versus drain will ultimately turn negative in the south? You talk about tensioning in the markets, but with the folks that we talk about, they expect inventory – standing inventory to keep growing really for the rest of this decade. Would you disagree with that, and what’s your view?

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Yeah. George, that’s a great question. It really does. You can talk about the South as a whole. And I think the day that I’ve seen on the South as a whole was that there’s probably another, I don’t know, three years, four years maybe where timber inventory, standing timber inventories across the South continue to expand. But it really is a market-by-market sort of analysis that you need to do.

17
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH)	Corrected Transcript
Q2 2022 Earnings Call	26-Jul-2022

I would guess that if you go over to Georgia and South Carolina, those areas, I think growth to drain might already be in drain mode, whereas in Mississippi and Arkansas it might still be in slight increase mode. So it really vary does – it really does vary dramatically from wood basket to wood basket. But yeah, I think the data that I’ve seen says in the next three years to four years, timber inventories are going to peak and then start to roll over.

George L. Staphos Analyst, BofA Securities, Inc.	Q

Okay. And I want to pick up on John’s question, and I’ll turn it over. So recognizing again, you’re not selling directly to homebuilders, today we saw new home sales fall kind to a two year low. You’re expecting only maybe about 100,000 drop off and starts next year versus this year. What we’re hearing is that perhaps builders, they like their margins, they’re having difficulty finding people, laborers. And so to preserve margins, they’re not going to be as quick to try to expand and build out and rather just enjoy what they’ve got.

As you’ve thought about that and what that might mean, if you agree with the premise, maybe you disagree. How do you think that then in turn plays into your lumber forecasts and your harvests and why [ph] 1.5 million is a real place to be (00:47:45). Thanks guys, and good luck in the quarter.

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Yeah. It’s a really good question. I mean, the homebuilders here have got two options here; either they can try to preserve their margins which by the way their margins are at record levels. So they’ve got some room to give there if they want to keep moving volume, I think it all comes back to there’s fundamental pent-up demand that’s out there. It goes back to this underbuilding over the last decade, 4 million to 6 million units short in the US. You got this millennial age cohort, they all want to buy.

I think the homebuilders are going to have to make a decision here on what they’d rather do, do they want them to drop prices and move volume or do they want to keep prices high and preserve margins? Obviously, if they keep prices high and preserve margins, it’s going to be less lumber demand.

I haven’t heard them say that. I thought I heard Pulte say this morning that they’re looking at price concessions to stimulate demand. I think we’ll just have to wait and see how that plays out. But obviously if they preserve margins, it won’t be good for lumber demand.

George L. Staphos Analyst, BofA Securities, Inc.	Q

Appreciate the thoughts there. Take care, guys.

Eric J. Cremers President, Chief Executive Officer & Director, PotlatchDeltic Corp.	A

Thanks.

Operator: At this time, I’m showing there are no further questions. And I’ll turn the call back over to Jerry Richards.

18
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

PotlatchDeltic Corp. (PCH) Q2 2022 Earnings Call	Corrected Transcript
26-Jul-2022

Jerald W. Richards

Vice President & Chief Financial Officer, PotlatchDeltic Corp.

Okay. Thank you, David. And thank you everyone for your questions and for your interest in PotlatchDeltic. To recap, our results for the first half of 2022 were very strong. We look forward to providing updates on the performance of our leverage to lumber strategy, our pending merger with CatchMark, and our progress on increasing shareholder value.

Operator: This concludes today’s conference call. You may now disconnect.

Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this i nformation do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2022 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

19
1-877-FACTSET www.callstreet.com	Copyright © 2001-2022 FactSet CallStreet, LLC

Important Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed merger transaction involving PotlatchDeltic Corporation (“PotlatchDeltic) and CatchMark Timber Trust, Inc. (“CatchMark”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, PotlatchDeltic has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that constitutes a draft prospectus of PotlatchDeltic and also includes a draft proxy statement of CatchMark. After the Registration Statement has been updated by an amendment and declared effective, CatchMark will mail the definitive proxy statement/prospectus to its stockholders. The proxy statement/prospectus related to the proposed merger contains important information about PotlatchDeltic, CatchMark, the proposed transaction and related matters. Investors are urged to carefully read the proxy statement/prospectus and other documents filed or to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus) in connection with the proposed merger, when available. Investors will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed by PotlatchDeltic with the SEC through the website maintained by the SEC at www.sec.gov or by contacting PotlatchDeltic’s Investor Relations by telephone at (509) 835-1521 or by mail at 601 West First Avenue, Suite 1600, Spokane Washington 99201. In addition, investors will be able to obtain free copies of the documents filed with the SEC on PotlatchDeltic’s website at www.potlatchdeltic.com (which website is not incorporated herein by reference).

The Company and its directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CatchMark in connection with the merger transaction. Certain information about the directors and executive officers of PotlatchDeltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 17, 2022, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 29, 2022, and will be contained in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these document from PotlatchDeltic using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express PotlatchDeltic’s or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including: the inability to obtain regulatory approvals of the merger transaction on the proposed terms and schedule; the failure of CatchMark’s stockholders to approve the merger transaction; disruption to our business, including customer, employee and supplier relationships resulting from the merger transaction; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed merger transaction, and identify and realize synergies or other expected benefits; the occurrence of any event, change, or other circumstance that could give rise to a termination of the definitive agreement relating to the proposed merger transaction; and other factors described in PotlatchDeltic’s reports filed with the SEC, including its annual report for the year ended December 31, 2021 and subsequent quarterly reports, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, PotlatchDeltic disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.